UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2026

Vincent LaBarbara
Chief Executive Officer
JDEV Acquisition Corp
The Galleria, 2 Bridge Avenue, Suite 241
Red Bank, New Jersey 07701

Re: JDEV Acquisition Corp
Form 10-12G
Filed February 4, 2026
File No. 000-56821

Dear Vincent LaBarbara:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joseph M. Lucosky, Esq.